UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission file number: 001-42648

Nexus Advanced Technologies Inc.

(formerly K Wave Media Ltd.)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

K Wave Media Ltd. Changes Corporate Name to Nexus Advanced Technologies Inc. and Nasdaq Ticker Symbol to “NXAT”

On September 8, 2026, K Wave Media Ltd. (the “Company”) announced that it has changed its corporate name to Nexus Advanced Technologies Inc., reflecting the Company’s strategic transformation and expanded focus on artificial intelligence infrastructure and advanced technology opportunities. In connection with the name change, the Company’s ordinary shares will begin trading on The Nasdaq Stock Market under the new ticker symbol “NXAT” and its warrant symbol is changing from “KWMWW” to “NXATWW,” effective at market open on September 9, 2026. The Company’s previous ticker symbol was “KWM.”

The name and ticker symbol changes do not affect the rights of the Company’s shareholders. Existing shareholders are not required to take any action in connection with these changes. The corporate name change was authorized by the Company’s shareholders at the Company’s 2026 Annual General Meeting.

The rebranding follows the Company’s previously announced strategic transformation toward AI infrastructure and related technologies, including potential investments and strategic opportunities involving data centers, AI compute resources, GPU infrastructure and other technologies supporting the rapidly expanding global AI ecosystem. On September 8, 2026, the Company issued a press release announcing the corporate name change. A copy of the press release is furnished as Exhibit 99.1 to this current report.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations, and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Commission, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Incorporation by Reference

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-297167) of Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.), filed with the Commission, and any amendments thereto, and any other registration statements filed by the Company to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release: Nexus Advanced Technologies Inc. Announces Corporate Name Change and New Nasdaq Ticker Symbol

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Advanced Technologies Inc.

Date: September 11, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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